                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of February, 2003


                                   TEFRON LTD.
                                   -----------
                 (Translation of registrant's name into English)

                    28 CHIDA STREET, BNEI-BRAK, 51371 ISRAEL
                    ----------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F   X   Form 40-F
                                  -----           -----

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes       No   X
                                  -----    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                   ----

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Attached hereto and incorporated by reference herein is a press release dated
February 6, 2003, announcing that the Company has been approved for continued listing on The New York Stock Exchange.











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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          TEFRON LTD.
                                          (Registrant)


                                          By:  /s/ Gil Rozen
                                             -----------------------------------
                                             Name: Gil Rozen
                                             Title: Chief Financial Officer


                                          By:  /s/ Hanoch Zlotnik
                                             -----------------------------------
                                             Name: Hanoch Zlotnik
                                             Title: Controller


Date: February 9, 2003




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                                                news


FRB  WEBER SHANDWICK
     FINANCIAL COMMUNICATIONS


  FOR YOUR INFORMATION:                       RE: Tefron Ltd.
                                                  28 Chida Street
                                                  Bnei-Brak  51371
                                                  Israel
                                             (NYSE:  TFR)


AT THE COMPANY               AT FRB/WEBER SHANDWICK
--------------               ----------------------

Mr. Gil Rozen                Marilynn Meek - General Info. - (212) 445-8451
Chief Financial Officer      Vanessa Schwartz - Analyst Info - (212) 445-8433
Phone 972-3-579-8701         Suzie Pileggi - Media Info - (212) 445-8170
Fax: 972-3-579-8715


                  TEFRON LTD. IS APPROVED FOR CONTINUED LISTING
                         ON THE NEW YORK STOCK EXCHANGE

BNEI-BRAK, ISRAEL, February 6, 2003 - Tefron Ltd. (NYSE: TFR) today announced that the Company has been approved for continued listing on The New York Stock Exchange (NYSE) subject to the successful implementation of its business plan which has been accepted by the Exchange.

Following a notification Tefron received from the NYSE of its non-compliance with the listing standard requiring the Company, like all other common stock listed companies, to have minimum stockholders' equity of $50 million and minimum market capitalization of $50 million over a consecutive 30 trading day period, Tefron submitted its business plan to the NYSE demonstrating how the Company anticipates meeting these criteria within an 18-month period as required by the NYSE rules. The business plan has been approved and Tefron believes that the goals in its plan will be achieved.

Tefron manufactures boutique-quality everyday seamless intimate apparel sold throughout the world by such name-brand marketers as Victoria's Secret, Gap, Banana Republic, Target, Nike, J.C. Penney, Express, Sears, Patagonia, Adidas, Kohls, and Schiesser, as well as other well-known American designer labels. The company's product line includes knitted briefs, bras, tank tops, loungewear, nightwear, T-shirts, bodysuits and active wear.

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITH RESPECT TO THE COMPANY'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS. THESE FORWARD LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH FORWARD-LOOKING STATEMENTS, INCLUDING, BUT NOT LIMITED TO, FLUCTUATIONS IN PRODUCT DEMAND, ECONOMIC CONDITIONS AS WELL AS CERTAIN OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED.

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